Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Receives Extension of Unsecured Term Loan Facility

RICHMOND, BRITISH COLUMBIA – August 31, 2009 – Chai-Na-Ta Corp. (the “Company”) (OTCBB: “CCCFF”), announced that the Board of Directors of the Company has approved the extension of a non-revolving term loan facility (“Loan”) of HK$ 54.7 million (approximately CAD$7.7 million) offered by More Growth Finance Limited (“More Growth”), a company formally under common control. The Loan was originally established on August 18, 2006 as a four year term loan and is due to mature on August 18, 2010.

Under the terms of the extension, the Company will be required to repay HK$3.2 million by August 31, 2009, HK$3.3 million by August 31, 2010 and HK$16.7 million by August 31, 2011. The remaining balance of HK$31.5 million or its US dollar equivalent will be repaid in full by August 31, 2012. The unsecured Loan bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) effective September 1, 2009 through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the Loan.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com